Exhibit 3	Retention Agreement

RETENTION AGREEMENT

This Retention Agreement is entered on April 11, 2012 between Marketing Worldwide Corporation, a Delaware corporation, (the “Company”) and Charles Pinkerton, Rainer Poertner, Michael Winzkowski, and Debbie Hallman (the “Executives”).

WHEREAS, it is in the best interest of the Company to enter this agreement with Charles Pinkerton, Rainer Poertner, Michael Winzkowski, and Debbie Hallman to recognize the important and valuable services rendered to the Company by each person and to compensate each of them for the delays in payment of their cash compensation, plus the lost opportunities that each has given up in order to preserve and maintain the Company’s business operations for the benefit of the creditors, shareholders, and other stakeholders in the Company.

NOW, therefore, for good and valuable consideration, the Company and the Executives agree to the following.

The Company shall issue 16,904 shares of the Company’s Series D Super Voting Preferred Stock to Charles Pinkerton. The Company shall issue 39,062 shares of the Company’s Series D Super Voting Preferred Stock to Rainer Poertner. The Company shall issue 31,156 shares of the Company’s Series D Super Voting Preferred Stock to Michael Winzkowski. The Company shall issue 2,880 shares of the Company’s Series D Super Voting Preferred Stock to Debbie Hallman.

The Executives, individually and jointly and severally, agree to sell any shares of Series D Super Voting Preferred Stock to the Company following cessation of their services at a price of Ten Cents ($.10) per share.

This Retention Agreement has been entered into as of the date set forth above.

Marketing Worldwide Corporation

By: /s/ Charles Pinkerton

Name: Charles Pinkerton

Title: Chief Executive Officer

By: /s/ Charles Pinkerton

Name: Charles Pinkerton

By: /s/ Rainer Poertner

Name: Rainer Poertner

By: /s/ Michael Winzkowski

Name: Michael Winzkowski

By: /s/ Debbie Hallman

Name: Debbie Hallman